Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 13, dated September 22, 2023 (which we refer to as "this supplement"), supplements, and should be read in conjunction with, the offering circular (the "Offering Circular"), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as "we," "us," "our" or "our company"), as supplemented. The purpose of this supplement is to update, correct and supersede certain information for the following Series (the "Updated Series"):

  Landa App LLC – 70 Shenandoah Lane Covington GA LLC
  Landa App LLC – 6386 Forester Way Lithonia GA LLC
  Landa App LLC – 440 Freestone Drive Newnan GA LLC
  Landa App LLC – 5329 Shirewick Lane Lithonia GA LLC
  Landa App LLC – 1903 Old Concord Drive SE Covington GA LLC
  Landa App LLC – 1000 Fox Valley Trail Stone Mountain GA LLC
  Landa App LLC – 1443 Pebble Ridge Lane Hampton GA LLC
  Landa App LLC – 141 Longstreet Circle Oxford GA LLC

  LANDA APP LLC

  20 W. 22nd Street

  Suite 1411

  New York, NY 10010

  (646) 905-0931

  Landa.app

  CURRENT AND PREVIOUS SERIES OFFERINGS

  Refinance Note, Title Transfer, and Property Insurance Expiration

  The tables below (the "Update Tables") show key information related to the Updated Series and its underlying Property. The information in the Update Tables supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

  As previously disclosed in the Company's latest Offering Circular, which can be found here, each Series is expected to pay down, or otherwise discharge, the outstanding balance of its Acquisition Note with (i) the proceeds received in exchange for a commercial promissory note bearing interest at current market rates to be issued by a third party lender (a "Refinance Lender") after the qualification date of the offering statement of which the Offering Circular forms a part (a "Refinance Note"), and (ii) substantially all of the net proceeds from the Series Offering.

  In furtherance of the above, on September 14, 2023, the Series listed below entered into a Refinance Note with Lima One Capital, LLC, the terms of each are listed in the table below. The Refinance Notes are secured by the Property underlying the respective Series and any other assets of the Series.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App LLC – 70 Shenandoah Lane Covington GA LLC	$187,500	(1)	09/14/2023	11/1/2024
Landa App LLC – 195 Branchwood Drive Covington GA LLC	$180,000	(1)	09/14/2023	11/1/2024
Landa App LLC – 6386 Forester Way Lithonia GA LLC	$190,000	(1)	09/14/2023	11/1/2024
Landa App LLC – 440 Freestone Drive Newnan GA LLC	$187,650	(1)	09/14/2023	11/1/2024
Landa App LLC – 5329 Shirewick Lane Lithonia GA LLC	$204,000	(1)	09/14/2023	11/1/2024
Landa App LLC – 1903 Old Concord Drive SE Covington GA LLC	$168,750	(1)	09/14/2023	11/1/2024
Landa App LLC – 1000 Fox Valley Trail Stone Mountain GA LLC	$206,000	(1)	09/14/2023	11/1/2024
Landa App LLC – 1443 Pebble Ridge Lane Hampton GA LLC	$178,950	(1)	09/14/2023	11/1/2024
Landa App LLC – 141 Longstreet Circle Oxford GA LLC	$212,400	(1)	09/14/2023	11/1/2024

(1)	Bears interest at 9.85%

  The foregoing is a summary of the terms of the Refinance Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the form of Commercial Promissory Note, a copy of which is filed as Exhibit 6.1 to our Form 1-U, filed on September 22, 2023, which can be found here .

  Further, on September 14, 2023, Landa Properties LLC ("Landa Properties") transferred title (the "Transfer") of the following properties "Properties") to the Series set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for the Properties to the Series.

Series	Property
Landa App LLC – 70 Shenandoah Lane Covington GA LLC	70 Shenandoah Lane, Covington, GA, 30016
Landa App LLC – 195 Branchwood Drive Covington GA LLC	195 Branchwood Drive, Covington, GA, 30016
Landa App LLC – 6386 Forester Way Lithonia GA LLC	6386 Forester Way, Lithonia, GA, 30038
Landa App LLC – 440 Freestone Drive Newnan GA LLC	440 Freestone Drive, Newnan, GA, 30265
Landa App LLC – 5329 Shirewick Lane Lithonia GA 30058	5329 Shirewick Lane, Lithonia, GA, 30058
Landa App LLC – 1903 Old Concord Drive SE Covington GA LLC	1903 Old Concord Drive SE, Covington, GA, 30016
Landa App LLC – 1000 Fox Valley Trail Stone Mountain GA LLC	1000 Fox Valley Trail, Stone Mountain, GA, 30088
Landa App LLC – 1443 Pebble Ridge Lane Hampton GA LLC	1443 Pebble Ridge Lane, Hampton, GA, 30228
Landa App LLC – 141 Longstreet Circle Oxford GA LLC	141 Longstreet Circle, Oxford, GA, 30054